Exhibit 99.1

Genmab Announces Financial Results for the First Quarter of 2023

May 10, 2023 Copenhagen, Denmark;

Interim Report for the First Quarter Ended March 31, 2023

Highlights

●	Genmab revenue increased 35% compared to the first quarter of 2022, to DKK 2,854 million

“In the first quarter of the year we continued to lay the groundwork for the potential approval of epcoritamab in relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Looking beyond this indication, together with our partner AbbVie Inc. (AbbVie), we are committed to a robust clinical development program, evaluating epcoritamab in a variety of patient populations and treatment settings including in frontline DLBCL,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Quarter of 2023

●	Net sales of DARZALEX® by Janssen Biotech, Inc. (Janssen) were USD 2,264 million in the first three months of 2023 compared to USD 1,856 million in the first three months of 2022, an increase of USD 408 million, or 22%.
●	Royalty revenue was DKK 2,428 million in the first three months of 2023 compared to DKK 1,836 million in the first three months of 2022, an increase of DKK 592 million, or 32%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta® and a higher average exchange rate between the USD and DKK.
●	Revenue was DKK 2,854 million for the first three months of 2023 compared to DKK 2,119 million for the first three months of 2022. The increase of DKK 735 million, or 35%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis Pharma AG (Novartis), respectively, and higher reimbursement revenue driven by increased activities under our collaboration with BioNTech SE (BioNTech).
●	Operating expenses were DKK 2,417 million in the first three months of 2023 compared to DKK 1,605 million in the first three months of 2022. The increase of DKK 812 million, or 51%, was driven by the expansion of our product pipeline, epcoritamab launch readiness, the continued development of Genmab’s broader organizational capabilities, and related team members to support these activities.
●	Operating profit was DKK 437 million in the first three months of 2023 compared to DKK 514 million in the first three months of 2022.
●	Net financial items resulted in expenses of DKK 151 million for the first three months of 2023 compared to income of DKK 98 million in the first three months of 2022. The decrease of DKK 249 million was primarily driven by net foreign exchange rate losses due to the USD weakening against the DKK.

Subsequent Event

●	April: An arbitral tribunal issued an award in the second arbitration arising under Genmab’s license agreement with Janssen for daratumumab. The arbitral tribunal dismissed Genmab’s claims on the basis that these claims should have been brought in the first arbitration. One of the three arbitrators dissented. Genmab’s dismissed claims were a claim for milestone payments with respect to the subcutaneous formulation of daratumumab (“SC daratumumab,” marketed as DARZALEX FASPRO® in the United States) and a claim for a new 13-year royalty term, on a country-by-country basis, from the date of the first commercial sale of SC daratumumab in each

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Genmab Announces Financial Results for the First Quarter of 2023

such country. Genmab has filed a request for review of the award before a single “appeal arbitrator.”

Outlook

Genmab is maintaining its 2023 financial guidance published on February 22, 2023.

Conference Call

Genmab will hold a conference call in English to discuss the results for the first quarter of 2023 today, Wednesday, May 10, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register.vevent.com/register/BIae325ca4615b4846af524afb9d9b0af5. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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CONSOLIDATED KEY FIGURES

	Three Months Ended
(DKK million)	March 31,		Full Year
Income Statement	2023	2022	2022
Revenue	2,854	2,119	14,595
Research and development expenses	(1,741)	(1,153)	(5,562)
Selling, general and administrative expenses	(676)	(452)	(2,676)
Operating expenses	(2,417)	(1,605)	(8,238)
Operating profit	437	514	6,357
Net financial items	(151)	98	678
Net profit	226	465	5,522

Balance Sheet
Marketable securities	12,256	10,917	12,431
Cash and cash equivalents	12,288	9,071	9,893
Total non-current assets	2,163	1,739	1,901
Total assets	30,394	24,914	30,278
Shareholders' equity	27,190	22,719	27,441
Share capital	66	66	66

Cash Flow Statement
Cash flow from operating activities	3,235	587	3,912
Cash flow from investing activities	(13)	(667)	(2,761)
Cash flow from financing activities	(611)	(64)	(789)
Investments in tangible assets	(104)	(57)	(317)

Financial Ratios and Other Information
Basic net profit per share	3.46	7.10	84.45
Diluted net profit per share	3.43	7.05	83.65
Period-end share market price	2,589	2,465	2,941
Price / book value	6.28	7.16	7.07
Shareholders' equity per share	411.97	344.23	415.77
Equity ratio	89%	91%	91%
Shares outstanding	65,985,932	65,734,141	65,961,573
Average number of employees (FTE*)	1,795	1,285	1,460
Number of employees (FTE) at the end of the period	1,846	1,309	1,660

* Full-time equivalent or team members

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OUTLOOK

2023
(DKK million)	Guidance
Revenue	14,600 - 16,100
Operating expenses	(9,800) - (10,600)
Operating profit	3,900 - 6,200*

* Operating profit does not sum due to rounding

Genmab is maintaining its 2023 financial guidance published on February 22, 2023.

Revenue

Genmab expects its 2023 revenue to be in the range of DKK 14,600 – 16,100 million, compared to DKK 14,595 million in 2022. Our revenue in 2022 was driven primarily by DARZALEX royalties due to the continued strong growth of DARZALEX net sales, favorable exchange rate movements between the USD and DKK and the positive impact of applying the DARZALEX contractual annual Currency Hedge Rate.

Genmab’s projected revenue growth for 2023 is driven by recurring revenues related to DARZALEX, TEPEZZA® and Kesimpta royalties from net sales growth, partly offset by negative exchange rate movements between the USD and DKK due to a lower assumed USD/DKK exchange rate.

Genmab’s projected revenue for 2023 primarily consists of DARZALEX royalties of DKK 10,400 – 11,100 million. Such royalties are based on estimated DARZALEX 2023 net sales of USD 9.4 – 10.0 billion compared to actual net sales in 2022 of approximately USD 8.0 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales. The remainder of Genmab’s revenue consists of increasing royalties from TEPEZZA, Kesimpta, RYBREVANT and TECVAYLI®, reimbursement revenue, milestones including those for epcoritamab and collaboration revenue with Seagen Inc. (Seagen) for Tivdak.

Operating Expenses

Genmab anticipates its 2023 operating expenses to be in the range of DKK 9,800 – 10,600 million, compared to DKK 8,238 million in 2022. The growth in operating expenses is to support Genmab’s continued portfolio advancement and investing for future product launches, including epcoritamab.

Operating Profit

Genmab expects our operating profit to be in the range of DKK 3,900 – 6,200 million in 2023, compared to DKK 6,357 million in 2022.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA, RYBREVANT® and TECVAYLI net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2023 guidance assumes a USD / DKK exchange rate of 6.8). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2023 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report. Additionally, depending on trends related to the

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coronavirus and future variants, the COVID-19 pandemic could potentially have a material adverse impact on Genmab’s business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab’s actual results to differ materially from 2023 Guidance and Key 2023 Priorities in this interim report.

While global health authorities and global vaccination efforts alleviated some of the adverse impacts of the COVID-19 pandemic, should the global outbreak of COVID-19 once again become more prevalent, it may have long-term impacts on the development, regulatory approval and commercialization of Genmab’s investigational medicines and on net sales of approved medicines created by Genmab or that leverage Genmab’s DuoBody® technology, which are developed and marketed by Genmab or Genmab’s collaboration partners. The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

KEY 2023 PRIORITIES

Bring Our Own Medicines to Patients	Epcoritamab[1] ● Launch in relapsed/refractory DLBCL[2] ● Submit a Supplemental Biologics License Application (sBLA)[3] ● Broaden clinical development program
Tivdak[4] ● Progress successful uptake in 2L+ recurring or metastatic cervical cancer patients ● Progress clinical development program

Build World-class Differentiated Pipeline	DuoBody-CD40x4-1BB5 ● Establish efficacy and safety data in solid tumor indication ● Progress towards late-stage clinical development
DuoBody-PD-L1x4-1BB5 ● Establish proof of concept data in solid tumor indication
Expand and advance proprietary clinical product portfolio

Invest in Our People & Culture	Further scale organization aligned with differentiated antibody product portfolio growth and future launches

Become a Leading Integrated Biotech Innovation Powerhouse	Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Subject to regulatory approvals; 3. Subject to supportive U.S. Food and Drug Administration (U.S. FDA) feedback; 4. Co-development w/ Seagen; 5. Co-development w/ BioNTech

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Interim Report for the First Quarter of 2023

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST QUARTER OF 2023

At the end of the first quarter of 2023, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of nine antibodies in clinical development. These include Genmab’s first U.S. FDA approved medicine, Tivdak, which Genmab is co-developing with Seagen and co-promoting in the U.S. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including five approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple pre-clinical programs. An overview of the development status of our approved medicine and of each of our investigational medicines is provided in the following section, including updates for the first quarter of 2023. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab Proprietary Products1

Approved Medicine

Approved Product	Target	Developed By	Disease Indication
Tivdak (tisotumab vedotin-tftv)	Tissue factor (TF)	Co-development Genmab/Seagen	Adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy[2]

1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to U.S. prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicine

3Genmab is developing HexaBody®-CD38 in an exclusive worldwide license and option agreement with Janssen.

Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved antibody-drug conjugate (ADC) for recurrent or metastatic cervical cancer

●	An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical trial evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer
●	In addition to a Phase 3 trial in recurrent or metastatic cervical cancer (innovaTV 301, NCT04697628), clinical studies in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Seagen

Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Seagen. Under a joint

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commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Seagen is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 cost and profit split. In other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making on the worldwide development and commercialization strategy for Tivdak. The companies have a broad clinical development program for Tivdak, including a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

First Quarter 2023 Update

●	January: The National Comprehensive Cancer Network (NCCN) updated their Clinical Practice Guidelines in Oncology for Cervical Cancer, moving tisotumab vedotin-tftv from “Other recommended Regimens” to “Preferred Regimens” for second line or subsequent therapy in recurrent or metastatic cervical cancer.

Epcoritamab – Potential best-in-class investigational medicine

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology
●	Multiple ongoing clinical studies across different settings and histologies, including Phase 3 studies in DLBCL (EPCORE™ DLBCL-1, NCT04628494 and EPCORE
DLBCL-2, NCT05578976) and relapsed/refractory FL (EPCORE FL-1, NCT05409066) with more studies in planning
●	In the second half of 2022 Genmab submitted a BLA to the U.S. FDA and a Japan New Drug Application (JNDA) to the Ministry of Health, Labor and Welfare (MHLW) in Japan for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL and AbbVie submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL.
●	The BLA was subsequently accepted for Priority Review by the U.S. FDA and the MAA was validated by the EMA. The U.S. FDA set a Prescription Drug User Fee Act (PDUFA) target action date of May 21, 2023
●	The regulatory submissions were supported by results from the LBCL cohort of the pivotal EPCORE NHL-1 (NCT03625037) trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-cell NHL, including DLBCL
●	Co-developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. In 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will record sales in the U.S. and Japan and receive tiered royalties on remaining global sales outside of these territories. The companies have a broad clinical development program for epcoritamab including three ongoing Phase 3 studies and additional studies in planning.

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First Quarter 2023 Updates

●	March: The first patient was dosed in the Phase 2 EPCORE DLBCL-3 (NCT05660967) trial of epcoritamab as first-line treatment with or without lenalidomide in elderly patients with newly diagnosed DLBCL who cannot tolerate anthracycline therapy.
●	February: The first patient was dosed in the Phase 3 EPCORE DLBCL-2 trial evaluating SC epcoritamab combined with rituximab, cyclophosphamide, doxorubicin hydrochloride, vincristine and prednisone (R-CHOP) in adult patients with newly diagnosed DLBCL.
●	February: Expanded Access Program launched in collaboration with AbbVie, available for U.S. patients (NCT05733650).

GEN1046 (BNT311) – Bispecific next-generation immunotherapy

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology targeting PDL-L1, 4-1BB
●	Clinical studies in solid tumors ongoing, including a Phase 2 trial in NSCLC (NCT05117242)
●	Co-developed in collaboration with BioNTech

GEN1046 (DuoBody-PD-L1x4-1BB, BNT311) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1046 on a 50:50 basis. GEN1046 is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Three clinical studies in solid tumors are ongoing, including a Phase 2 trial of GEN1046 as monotherapy or in combination with pembrolizumab in patients with recurrent metastatic NSCLC.

GEN1042 (BNT312) – Potential first-in-class bispecific agonistic antibody

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology targeting CD40, 4-1BB
●	Phase 1/2 clinical studies in solid tumors ongoing (NCT04083599, NCT05491317)
●	Co-developed in collaboration with BioNTech

GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. Phase 1/2 clinical studies of GEN1042 in solid tumors are ongoing.

GEN3009 – First DuoHexaBody program in clinical development

●	Antibody-based investigational medicine created with Genmab’s DuoHexaBody technology targeting CD37
●	Phase 1/2 clinical trial in hematologic malignancies ongoing (NCT04358458)

GEN3009 (DuoHexaBody-CD37) is a bispecific antibody that targets two non-overlapping CD37 epitopes, created using Genmab’s DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced

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hexamerization. A Phase 1/2 clinical trial in hematologic malignancies, including the potential for combination with epcoritamab, is ongoing.

GEN3014 – HexaBody-based investigational medicine with potential in hematological malignancies

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology targeting CD38
●	Phase 1/2 clinical trial in hematological malignancies ongoing (NCT04824794)
●	Developed in an exclusive worldwide license and option agreement with Janssen

GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. In pre-clinical models of hematological malignancies, GEN3014 demonstrated highly potent complement-dependent cytotoxicity and showed potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hematologic malignancies is ongoing and includes an arm comparing GEN3014 to daratumumab in anti-CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

GEN1047 – Bispecific antibody with potential in solid tumors

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology targeting CD3, B7H4
●	Phase 1/2 clinical trial in malignant solid tumors ongoing (NCT05180474)

GEN1047 (DuoBody-CD3xB7H4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In pre-clinical studies, GEN1047 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. GEN1047 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical trial of GEN1047 in malignant solid tumors is ongoing.

GEN1053 (BNT313) – HexaBody-based investigational medicine with potential in solid tumors

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology targeting CD27
●	Phase 1/2 clinical trial in solid tumors ongoing (NCT05435339)
●	Co-developed in collaboration with BioNTech

GEN1053 (HexaBody-CD27, BNT313) is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of T cells. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1053 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1053 in solid tumors is ongoing.

GEN1056 (BNT322) – First-in-human trial recruiting

●	Phase 1 clinical trial in solid tumors ongoing (NCT05586321)
●	Co-developed in collaboration with BioNTech

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GEN1056 (BNT322) is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combination with other products. A first-in-human Phase 1 clinical trial of GEN1056 in patients with advanced solid tumors is ongoing.

Pre-clinical Programs

●	Broad pre-clinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
●	Multiple new Investigational New Drug (IND) applications expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our pre-clinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also working with our partners to generate additional new antibody-based product concepts. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

Programs Powered by Genmab’s Technology and Innovations

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The tables in this section include those therapies that have been approved in certain territories as well as clinical stage investigational medicines in Phase 2 development or later. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	Multiple myeloma[1]
Light-chain (AL) Amyloidosis[1]

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Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)[1]
TEPEZZA (teprotumumab-trbw)	Horizon Therapeutics, plc. (Horizon, under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease (TED)[1]
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC[1]
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[1]

1See local prescribing information for precise indication and safety information.

≥ Phase 2 Development, Including Further Development for Approved Medicines

2UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol Myers Squibb.

DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) product approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
●	First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe and Japan
●	Net sales of DARZALEX by Janssen were USD 2,264 million in the first three months of 2023

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Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved for the treatment of RMS

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for the treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of TED

●	Developed and commercialized by Horizon for the treatment of TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA.

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Interim Report for the First Quarter of 2023

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab) – First regulatory approvals for a DuoBody-based medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of RYBREVANT

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for amivantamab, marketed as RYBREVANT, for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of TECVAYLI

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the European Commission for subcutaneously administered teclistamab, marketed as TECVAYLI, as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received U.S. FDA approval of TECVAYLI™ (teclistamab-cqyv) for the treatment of adult patients with relapsed or refractory multiple myeloma, who previously received four or more prior lines of therapy, including a proteasome inhibitor, immunomodulatory drug and anti-CD38 monoclonal antibody.

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Under our agreement with Janssen, Genmab will receive milestones and mid-single digit royalties on net sales of TECVAYLI.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2022 Annual Report filed with NASDAQ Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2023. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports; however, the full extent and nature of the continuing impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 2,854 million for the first three months of 2023 compared to DKK 2,119 million for the first three months of 2022. The increase of DKK 735 million, or 35%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, and higher reimbursement revenue driven by increased activities under our collaboration agreements with BioNTech.

	Three Months Ended
	March 31,
(DKK million)	2023	2022
Royalties	2,428	1,836
Reimbursement revenue	255	135
Milestone revenue	104	111
Collaboration revenue	67	37
Total revenue	2,854	2,119

Royalties

Royalty revenue amounted to DKK 2,428 million in the first three months of 2023 compared to DKK 1,836 million in the first three months of 2022. The increase of DKK 592 million, or 32%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with Janssen and ofatumumab collaboration with Novartis, respectively. The table below summarizes Genmab’s royalty revenue by product.

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Interim Report for the First Quarter of 2023

	Three Months Ended
	March 31,
(DKK million)	2023	2022
DARZALEX	1,952	1,501
Kesimpta	266	129
TEPEZZA	166	199
Other	44	7
Total royalties	2,428	1,836

Net sales of DARZALEX by Janssen were USD 2,264 million in the first three months of 2023 compared to USD 1,856 million in the first three months of 2022. The increase of USD 408 million, or 22%, was driven by share gains in all regions, continued market growth, and strong FASPRO adoption. Royalty revenue on net sales of DARZALEX was DKK 1,952 million in the first three months of 2023 compared to DKK 1,501 million in the first three months of 2022, an increase of DKK 451 million. The percentage increase in royalties of 30% is higher than the percentage increase in the underlying net sales primarily due to a higher effective royalty rate and a higher average exchange rate between the USD and DKK for the first three months of 2023, partly offset by the increase in Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales and other negative foreign exchange rate impacts. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, net sales for non-U.S. denominated currencies are translated to U.S. dollars at a specific annual Currency Hedge Rate. This contractual agreement is the driver for the other foreign exchange rate impacts discussed above.

Net sales of Kesimpta by Novartis were USD 384 million in the first three months of 2023 compared to USD 195 million in the first three months of 2022. The increase of USD 189 million was primarily driven by strong launch uptake, access and increased demand. Royalty revenue on net sales of Kesimpta was DKK 266 million in the first three months of 2023 compared to DKK 129 million in the first three months of 2022, an increase of DKK 137 million, or 106%.

Net sales of TEPEZZA by Horizon were USD 405 million in the first three months of 2023 compared to USD 502 million in the first three months of 2022. Royalty revenue on net sales of TEPEZZA was DKK 166 million in the first three months of 2023 compared to DKK 199 million in the first three months of 2022, a decrease of DKK 33 million, or 17%.

Janssen was granted approval for TECVAYLI for the treatment of relapsed or refractory multiple myeloma during the third quarter of 2022 in Europe and in the fourth quarter of 2022 in the U.S. Royalties were not material for the first three months of 2023.

Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, and Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 255 million in the first three months of 2023 compared to DKK 135 million in the first three months of 2022. The increase of DKK 120 million, or 89%, was primarily

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Interim Report for the First Quarter of 2023

driven by higher activities under our collaboration agreements with BioNTech for DuoBody-CD40x4-1BB and DuoBody-PD-L1x4-1BB.

Milestone Revenue

Milestone revenue was DKK 104 million in the first three months of 2023 compared to DKK 111 million in the first three months of 2022, a decrease of DKK 7 million, or 6%, primarily driven by milestones achieved in the first three months of 2023 and 2022, respectively, under our Janssen collaboration.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

Collaboration revenue was DKK 67 million for the first three months of 2023 compared to DKK 37 million for the first three months of 2022, an increase of DKK 30 million, or 81%, driven by the increase in net sales of TIVDAK.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Research and Development Expenses

Research and development expenses amounted to DKK 1,741 million in the first three months of 2023 compared to DKK 1,153 million in the first three months of 2022. The increase of DKK 588 million, or 51%, was driven by the continued advancement of epcoritamab under our collaboration with AbbVie, and the increase in team members to support the expansion of our product pipeline.

Research and development expenses accounted for 72% of total operating expenses in the first three months of 2023 and 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 676 million in the first three months of 2023 compared to DKK 452 million in the first three months of 2022. The increase of DKK 224 million, or 50%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support epcoritamab launch readiness and the investment in Genmab’s broader organizational capabilities.

Selling, general and administrative expenses accounted for 28% of total operating expenses in the first three months of 2023 and 2022.

Operating Profit

Operating profit was DKK 437 million in the first three months of 2023 compared to DKK 514 million in the first three months of 2022.

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Interim Report for the First Quarter of 2023

Net Financial Items

Net financial items were comprised of the following:

	Three Months Ended
	March 31,
(DKK million)	2023	2022
Interest and other financial income	192	36
Gain on marketable securities, net	85	—
Gain on other investments, net	7	—
Foreign exchange rate gain, net	—	401
Total financial income	284	437

Interest and other financial expenses	(6)	(4)
Loss on marketable securities, net	—	(189)
Loss on other investments, net	—	(146)
Foreign exchange rate loss, net	(429)	—
Total financial expenses	(435)	(339)
Net financial items	(151)	98

Net financial items decreased by DKK 249 million for the first three months of 2023, primarily driven by:

●	Foreign exchange rate movements in each respective period as the USD weakened against the DKK during the first three months of 2023 and strengthened against the DKK during the first three months of 2022, partly offset by,
●	Gains / (losses) on marketable securities in each respective period due to interest rate outlooks for the U.S. and Europe,
●	Higher interest income due to higher effective interest rates in the U.S., Europe and Denmark and higher cash and cash equivalents and marketable securities, and
●	Loss on other investments in the first three months of 2022 due to the significant decrease in fair value of Genmab’s investments in common shares of CureVac.

Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

Corporate tax expense for the first three months of 2023 was DKK 60 million compared to DKK 147 million for the first three months of 2022. The decrease in corporate tax expense is primarily the result of Genmab’s lower net profit before tax and a decrease in the estimated annual effective tax rate in the first three months of 2023 to 21.2% from 24% in the first three months of 2022. The decrease in Genmab’s effective tax rate was mainly driven by the ability to offset current taxable income through the deduction of capitalized R&D costs in the Netherlands and utilization of U.S. net operating loss carryforwards.

Net Profit

Net profit for the first three months of 2023 was DKK 226 million compared to DKK 465 million in the first three months of 2022. The decrease was driven by the items described above.

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Interim Report for the First Quarter of 2023

Liquidity and Capital Resources

(DKK million)	March 31, 2023	December 31, 2022
Marketable securities	12,256	12,431
Cash and cash equivalents	12,288	9,893
Shareholders' equity	27,190	27,441

	Three Months Ended
	March 31,
Cash Flow (DKK million)	2023	2022
Cash provided by operating activities	3,235	587
Cash (used in) investing activities	(13)	(667)
Cash (used in) financing activities	(611)	(64)
Increase (decrease) in cash and cash equivalents	2,611	(144)

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased compared to the first three months of 2022 primarily driven by significant AbbVie milestones achieved and higher DARZALEX royalties in the fourth quarter of 2022 with related cash received during the first three months of 2023.

Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. The decrease in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities during the first three months of 2022.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The increase in cash used in financing activities between the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 543 million in the first three months of 2023. There were no purchases of treasury shares in the first three months of 2022.

Genmab’s USD denominated cash and cash equivalents, and marketable securities represented 88% of Genmab’s total cash and cash equivalents, and marketable securities as of March 31, 2023 compared to 86% as of December 31, 2022.

Cash and cash equivalents included short-term marketable securities of DKK 705 million as of March 31, 2023 compared to DKK 594 million as of December 31, 2022. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

Balance Sheet

As of March 31, 2023, total assets were DKK 30,394 million compared to DKK 30,278 million on December 31, 2022. As of March 31, 2023, assets were mainly comprised of marketable securities of DKK 12,256 million, cash and cash equivalents of DKK 12,288 million and current receivables of DKK 3,199 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.

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Interim Report for the First Quarter of 2023

As of March 31, 2023, total liabilities were DKK 3,204 million compared to DKK 2,837 million on December 31, 2022. The increase in total liabilities of DKK 367 million, or 13%, was primarily driven by the increase in lease liabilities for our new headquarters in Denmark that commenced during the first quarter of 2023.

Shareholders’ equity as of March 31, 2023 was DKK 27,190 million compared to DKK 27,441 million on December 31, 2022. The decrease of DKK 251 million, or 1%, was driven primarily by the purchase of treasury shares, partly offset by Genmab’s net profit for the period. Genmab’s equity ratio was 89% as of March 31, 2023 compared to 91% as of December 31, 2022.

Team Members

As of March 31, 2023, the total number of team members was 1,846 compared to 1,309 as of March 31, 2022. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for epcoritamab launch readiness, and broader organizational capabilities.

	Three Months Ended
	March 31,
Team Members	2023	2022
Research and development team members	1,293	954
Selling, general and administrative team members	553	355
Total team members	1,846	1,309

Legal Matters – Janssen Binding Arbitrations

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters in favor of Janssen. Genmab did not seek a review of the award, and the award is now final.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen with claims for milestone payments for daratumumab SC of USD 405 million and a separate 13-year royalty term for daratumumab SC on a country-by-country basis, from the date of the first commercial sale of daratumumab SC in each such country. This second arbitration followed from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

On April 21, 2023, the arbitral tribunal dismissed Genmab’s claims regarding the second arbitration, on the basis that these claims should have been brought in the first arbitration. One arbitrator dissented. Genmab has filed a request for review of the award. See Company Announcement nos. 24 and 25.

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Interim Report for the First Quarter of 2023

STATEMENTS OF COMPREHENSIVE INCOME

Income Statement		Three Months Ended
		March 31,
	Note	2023	2022
(DKK million)

Revenue	2	2,854	2,119

Research and development expenses		(1,741)	(1,153)
Selling, general and administrative expenses		(676)	(452)
Operating expenses		(2,417)	(1,605)

Operating profit		437	514

Financial income	4	284	437
Financial expenses	4	(435)	(339)

Net profit before tax		286	612

Corporate tax		(60)	(147)

Net profit		226	465

Basic net profit per share		3.46	7.10
Diluted net profit per share		3.43	7.05

Statement of Comprehensive Income

Net profit		226	465

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		19	16

Total comprehensive income		245	481

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BALANCE SHEETS

		March 31,	December 31,
	Note	2023	2022
(DKK million)
ASSETS

Intangible assets		132	146
Property and equipment		856	799
Right-of-use assets	7	740	523
Receivables		43	48
Deferred tax assets		252	252
Other investments	3	140	133

Total non-current assets		2,163	1,901

Corporate tax receivable		488	143
Receivables		3,199	5,910
Marketable securities	3	12,256	12,431
Cash and cash equivalents		12,288	9,893

Total current assets		28,231	28,377

Total assets		30,394	30,278

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,341	12,309
Other reserves		117	98
Retained earnings		14,666	14,968

Total shareholders' equity		27,190	27,441

Lease liabilities	7	740	523
Deferred revenue	2	480	480
Other payables		29	11

Total non-current liabilities		1,249	1,014

Lease liabilities	7	89	74
Deferred revenue	2	33	33
Other payables		1,833	1,716

Total current liabilities		1,955	1,823

Total liabilities		3,204	2,837

Total shareholders' equity and liabilities		30,394	30,278

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Quarter of 2023

STATEMENTS OF CASH FLOWS

		Three Months Ended
		March 31,
	Note	2023	2022
(DKK million)

Net profit before tax		286	612

Reversal of financial items, net		151	(98)
Adjustments for non-cash transactions		187	159
Changes in operating assets and liabilities		2,837	334

Cash flows from operating activities before financial items		3,461	1,007

Interest received		179	38
Interest elements of lease payments	7	(5)	(3)
Corporate taxes paid		(400)	(455)

Net cash provided by operating activities		3,235	587

Investment in tangible assets		(104)	(57)
Marketable securities bought		(2,874)	(1,993)
Marketable securities sold		2,967	1,391
Other investments bought		(2)	(8)

Net cash (used in) investing activities		(13)	(667)

Warrants exercised		32	15
Principal elements of lease payments		(21)	(16)
Purchase of treasury shares	5	(543)	—
Payment of withholding taxes on behalf of employees on net settled RSUs		(79)	(63)

Net cash (used in) financing activities		(611)	(64)

Change in cash and cash equivalents		2,611	(144)

Cash and cash equivalents at the beginning of the period		9,893	8,957
Exchange rate adjustments		(216)	258

Cash and cash equivalents at the end of the period		12,288	9,071

Cash and cash equivalents include:
Bank deposits		11,583	8,512
Short-term marketable securities		705	559

Cash and cash equivalents at the end of the period		12,288	9,071

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Interim Report for the First Quarter of 2023

STATEMENTS OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2021	66	12,029	81	10,020	22,196

Net profit	—	—	—	465	465
Other comprehensive income	—	—	16	—	16
Total comprehensive income	—	—	16	465	481

Transactions with owners:
Exercise of warrants	—	15	—	—	15
Share-based compensation expenses	—	—	—	90	90
Net settlement of RSUs	—	—	—	(63)	(63)

Balance at March 31, 2022	66	12,044	97	10,512	22,719

Balance at December 31, 2022	66	12,309	98	14,968	27,441

Net profit	—	—	—	226	226
Other comprehensive income	—	—	19	—	19
Total comprehensive income	—	—	19	226	245

Transactions with owners:
Exercise of warrants	—	32	—	—	32
Purchase of treasury shares	—	—	—	(564)	(564)
Share-based compensation expenses	—	—	—	115	115
Net settlement of RSUs	—	—	—	(79)	(79)

Balance at March 31, 2023	66	12,341	117	14,666	27,190

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Interim Report for the First Quarter of 2023

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2022 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab was not required to change its accounting policies as a result of adopting these standards. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

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Note 2 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended
	March 31,
	2023	2022
(DKK million)
Revenue by type:
Royalties	2,428	1,836
Reimbursement revenue	255	135
Milestone revenue	104	111
Collaboration revenue	67	37
Total	2,854	2,119

Revenue by collaboration partner:
Janssen	2,100	1,608
Roche	166	199
Novartis	269	129
BioNTech	230	119
Seagen	89	53
Other	-	11
Total	2,854	2,119

Royalties by product:
DARZALEX	1,952	1,501
Kesimpta	266	129
TEPEZZA	166	199
Other	44	7
Total	2,428	1,836

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters in favor of Janssen. Genmab did not seek a review of the award, and the award is now final.

Deferred Revenue

As part of the continued evaluation of deferred revenue related to the AbbVie Agreement, during the first quarter of 2023, Genmab’s classification of deferred revenue reflects the current estimate of co-development activities as of March 31, 2023. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

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Note 3 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	March 31,	December 31,
	2023	2022
Percent

USD	80%	80%
DKK	12%	12%
EUR	7%	7%
GBP	1%	1%
Total	100%	100%

As of March 31, 2023, 72% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 75% as of December 31, 2022.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	March 31, 2023				December 31, 2022
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	12,256	—	—	12,256	12,431	—	—	12,431
Other investments	76	—	64	140	67	—	66	133

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

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Note 4 – Financial Income and Expenses

	Three Months Ended
	March 31,
	2023	2022
(DKK million)

Financial income:
Interest and other financial income	192	36
Gain on marketable securities, net	85	—
Gain on other investments, net	7	—
Foreign exchange rate gain, net	-	401

Total financial income	284	437

Financial expenses:
Interest and other financial expenses	(6)	(4)
Loss on marketable securities, net	-	(189)
Loss on other investments, net	-	(146)
Foreign exchange rate loss, net	(429)	—

Total financial expenses	(435)	(339)

Net financial items	(151)	98

Interest Income

Interest income was DKK 192 million in the first three months of 2023 compared to DKK 36 million in the first three months of 2022. The increase of DKK 156 million was driven by higher effective interest rates in the U.S., Europe and Denmark, and higher cash and cash equivalents and marketable securities.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate loss, net was DKK 429 million in the first three months of 2023 compared to foreign exchange rate gain, net of DKK 401 million in the first three months of 2022. The USD weakened against the DKK in the first three months of 2023, negatively impacting our USD denominated securities and cash holdings. The USD strengthened against the DKK in the first three months of 2022, positively impacting our USD denominated securities and cash holdings.

	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2021

USD/DKK Foreign Exchange Rates	6.8492	6.9722	6.7002	6.5612

% (Decrease)/Increase from prior year-end	(1.8%)		2.1%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 85 million in the first three months of 2023 compared to loss on marketable securities, net of DKK 189 million in the first three months of 2022. The increase of DKK 274 million was primarily driven by interest rate outlooks for the U.S. and Europe.

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Other Investments

Gain on other investments, net was DKK 7 million in the first three months of 2023 compared to loss on other investments, net of DKK 146 million in the first three months of 2022. The change was primarily due to the significant decrease in fair value of Genmab’s investment in common shares of CureVac impacting the first three months of 2022.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established RSU programs as an incentive for all Genmab employees, members of the registered Executive Management, and members of the Board of Directors.

	Three Months Ended
	March 31,
	2023	2022
RSUs granted	273,236	218,434
Weighted average fair value per RSU granted (DKK)	2,639.29	2,185.90

RSUs vested	73,128	73,458

Refer to Note 4.6 in the Annual Report for details on the RSU programs.

Warrant Program

Genmab A/S established warrant programs as an incentive for all Genmab employees. Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board of Directors may only be granted RSUs.

	Three Months Ended
	March 31,
	2023	2022
Warrants granted	185,747	207,348
Weighted average exercise price per warrant granted (DKK)	2,655.65	2,186.68
Weighted average Black-Scholes fair value per warrant granted (DKK)	940.56	622.70

Warrants exercised	24,359	15,685
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,306.89	970.76
% change in share capital - warrants exercised	0.04%	0.02%

Refer to Note 4.6 in the Annual Report for details on the warrant programs.

Share-Based Compensation Expense

Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first three months of 2023 were DKK 115 million compared to DKK 90 million for the first three months of 2022.

Share Repurchases

Genmab intends to purchase its own shares primarily to honor commitments in relation to share-based remuneration programs.

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As of March 31, 2023, Genmab’s 2021 authorization has shares available for repurchase, while Genmab’s 2019 authorization has been fully used. In addition, at Genmab’s Annual General Meeting on March 29, 2023, a new authorization to acquire treasury shares up to a nominal amount of DKK 500,000 to settle obligations under the share-based remuneration programs and for other more general purposes was granted.

	2023 Authorization	2021 Authorization	2019 Authorization
Number of shares authorized for repurchase[1]	500,000	500,000	500,000
Actual shares repurchased under authorization	—	260,000	500,000
Shares available for repurchase as of March 31, 2023	500,000	240,000	—
[1] Nominal value of DKK 500,000

As announced on February 22, 2023, Genmab initiated a share buy-back program. During the first three months of 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount paid to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of March 31, 2023. There were no share repurchases during the first three months of 2022.

As of March 31, 2023, 763,416 treasury shares were held by Genmab to honor commitments in relation to RSU programs.

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Interim Report for the First Quarter of 2023

Note 6 – Related Parties

Genmab’s related parties are its Board of Directors, the Executive Management Team, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the registered Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the registered Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first three months of 2023.

Changes to the Executive Management Team and the Board of Directors

Genmab implemented an administrative organizational change whereby effective January 1, 2023, only Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, are formally registered as executive managers with the Danish Business Authority.

Additionally, during the first three months of 2023, there was one change to the Executive Management Team. Effective March 29, 2023, Martine van Vugt was appointed to Executive Vice President and Chief Strategy Officer. Martine joins the existing Executive Management Team of Jan van de Winkel, President and Chief Executive Officer, Anthony Pagano, Executive Vice President and Chief Financial Officer,

Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer, Birgitte Stephensen, Executive Vice President and Chief Legal Officer and

Christopher Cozic, Executive Vice President and Chief People Officer.

Following Genmab A/S’ Annual General Meeting on March 29, 2023, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani continue to serve as employee-elected board members for a three-year period expiring in 2025.

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Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	March 31,	December 31,
	2023	2022
(DKK million)
Right-of-use assets
Properties	740	523

Total right-of-use assets	740	523

Lease liabilities
Current	89	74
Non-current	740	523

Total lease liabilities	829	597

During the first three months of 2023, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease for the new headquarters in Denmark. During the first three months of 2022, there were no additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	Three Months Ended
	March 31,
	2023	2022
(DKK million)
Depreciation charge of right-of-use assets
Properties	21	15

Total depreciation charge of right-of-use assets	21	15

Interest expense	5	3

Interest expense is included in net financial items in the statement of comprehensive income.

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Note 8 - Subsequent Events to the Balance Sheet Date

On April 21, 2023, the arbitral tribunal issued an award in the second arbitration arising under Genmab’s license agreement with Janssen for daratumumab. The arbitral tribunal dismissed Genmab’s claims on the basis that they should have been brought in the first arbitration. One of the three arbitrators dissented. Genmab has filed a request for review of the award before a single “appeal arbitrator.” Genmab’s dismissed claims were a claim for milestone payments with respect to the subcutaneous formulation of daratumumab (“SC daratumumab,” marketed as DARZALEX FASPRO in the United States) and a claim for a new 13-year royalty term, on a country-by-country basis, from the date of the first commercial sale of SC daratumumab in each such country.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of March 31, 2023.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; and HexElect®. Tivdak® is a trademark of Seagen Inc.; EPCORE™ is a trademark of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT® and TECVAYLI® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the quarter ended March 31, 2023.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2022 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2023.

Copenhagen, May 10, 2023

Registered Members of Executive Management

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

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